EXHIBIT 99.2

DIAMONDHEAD CASINO CORPORATION

AND SUBSIDIARIES

DIAMONDHEAD CASINO CORPORATION

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2015	2014
ASSETS

Current assets
Cash	$458,039	$843,083
Other current assets	15,331	36,655
Total current assets	473,370	879,738

Land held for development (Note 3)	5,476,097	5,476,097

Deferred financing costs (net of amortization of $27,814 at March 31, 2015 and $18,518 at December 31, 2014)	173,286	182,582
Other assets	80	80

	$6,122,833	$6,538,497

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Notes payable	$1,962,500	$1,962,500
Short term financing agreement	9,031	14,905
Accounts payable and accrued expenses	3,290,445	3,304,479
Total current liabilities	5,261,976	5,281,884

Debenture payable (net of unamortized discount of $48,669 at March 31, 2015 and $48,887 at December 31, 2014)	1,331	1,113

Convertible debentures payable (net of unamortized discount of $1,761,217 at March 31, 2015 and $1,778,859 at December 31, 2014)	38,783	21,141

Derivative liability	2,400,953	3,754,233

Total liabilities	7,703,043	9,058,371

Commitments and contingencies (Notes 8 and 9)

Stockholders’ equity (deficiency)
Preferred stock, $.01 par value; shares authorized 5,000,000, outstanding 2,086,000 at March 31,2015 and December 31, 2014 (aggregate liquidation preference of $2,519,080 at Mach 31, 2015 and December 31, 2014)	20,860	20,860
Common stock, $.001 par value; shares authorized 50,000,000, Issued: 39,052,472 at March 31, 2015 and December 31, 2014, outstanding: 36,297,576 at March 31, 2015 and December 31, 2014	39,052	39,052
Additional paid-in capital	35,568,649	35,568,649
Unearned ESOP shares	(3,558,078)	(3,558,078)
Accumulated Deficit	(33,521,887)	(34,461,551)
Treasury stock, at cost, 368,526 shares at March 31, 2015 and December 31, 2014	(128,806)	(128,806)

Total stockholders’ equity (deficiency)	(1,580,210)	(2,519,874)

	$6,122,833	$6,538,497

See the accompanying notes to these condensed consolidated financial statements.

DIAMONDHEAD CASINO CORPORATION

AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2015	2014
COSTS AND EXPENSES
Administrative and General	$256,588	$141,048
Amortization	9,296	—
Other	21,492	13,990

	287,376	155,038

OTHER INCOME (EXPENSE)
Amortization of Debt Discount	(17,860)	—
Interest Expense	(82,980)	(71,346)
Change in Fair Value of Derivative Liability	1,353,280	(2,053,176)
	1,252,440	(2,124,522)

NET INCOME (LOSS)	965,064	(2,279,560)

PREFERRED STOCK DIVIDENDS	(25,400)	(25,400)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$939,664	$(2,304,960)

Net earnings (loss) per common share, basic	$.026	$(.063)

Net earnings (loss) per common share, fully diluted	$.021	$(.063)

Weighted average number of common shares, basic	36,297,575	36,297,575

Weighted average number of common shares, fully diluted	44,359,076	36,297,575

See the accompanying notes to these condensed consolidated financial statements.

DIAMONDHEAD CASINO CORPORATION

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(UNAUDITED)

	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$965,064	$(2,279,560)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization	9,296	—
Change in fair value of derivative liability	(1,353,280)	2,053,176
Amortization of debt discount	17,860	—
Other assets	21,324	(670)
Accounts payable and accrued expenses	(39,434)	209,307
Net cash used in operating activities	(379,170)	(17,747)

FINANCING ACTIVITIES
Proceeds from Private Placements, net of financing costs	—	885,000
Proceeds from Short Term Note	—	1,826
Payment of Short Term Note	(5,874)	(2,639)
Net cash provided by (used in) financing activities	(5,874)	884,187

Net increase (decrease) in cash	(385,044)	866,440
Cash beginning of period	843,083	7,106
Cash end of period	$458,039	$873,546

Cash paid for interest	$252	$134

Non-Cash Financing activities:

Warrants included in deferred financing costs	$25,100	$—

Unpaid preferred stock dividends included in accounts payable and accrued expenses	$381,000	$279,400

See the accompanying notes to these condensed consolidated financial statements.

DIAMONDHEAD CASINO CORPORATION

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1. Organization and Business

Diamondhead Casino Corporation and Subsidiaries (the “Company”) owns a total of approximately 404.5 acres of unimproved land in Diamondhead, Mississippi on which it plans, unilaterally or in conjunction with one or more partners, to construct a casino resort and hotel and associated amenities. The Company was originally formed to principally own, operate and promote gaming vessels offering day and evening cruises in international waters.

The Company’s Common Stock was previously registered with the Securities and Exchange Commission and traded on the over-the counter bulletin board under the symbol “DHCC”.  The Company’s stock registration was revoked effective September 4, 2014. Thus, effective September 4, 2014, the registration of each class of the Company’s securities registered pursuant to Section 12 of the Exchange Act was revoked and, since that date, the Company’s Common Stock has not traded on any exchange or other public market and the stock no longer trades on any exchange.

Note 2. Liquidity and Going Concern

These condensed consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses over the past several years, has no operations and generates no operating revenues. During the three months ended March 31, 2015 and 2014 the Company incurred net losses applicable to common shareholders, exclusive of the recording of change in the fair value of derivatives, of $413,616 and $251,784, respectively.

The Company has had no operations since it ended its gambling cruise ship operations in 2000. Since that time, the Company has concentrated its efforts on the development of its Diamondhead, Mississippi property. That development is dependent upon the Company obtaining the necessary capital, through either equity and/or debt financing, unilaterally or in conjunction with one or more partners, to master plan, design, obtain permits for, construct, open, and operate a casino resort.

In the recent past, in order to raise capital to continue to pay on-going costs and expenses, the Company has borrowed funds and offered, through Private Placements, convertible instruments more fully described in Note 5 to these condensed consolidated financial statements.

Pursuant to a Private Placement Memorandum dated February 14, 2014, the Company offered up to a maximum of $3,000,000 of Collateralized Convertible Senior Debentures to accredited or institutional investors. The Offering was conducted contingent on the deposit into Escrow of the purchase price for all of the Debentures offered in the principal amount of $3,000,000. The Debentures were offered in three tranches as follows:

Tranche 1:   The Company offered $1,000,000 of First Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 (the “First Tranche Debentures”), subject to certain conditions. The First Tranche Debentures were originally convertible at a Conversion Price of

$.30 per share into an aggregate of 3,333,333 shares of Common Stock of the Company. The minimum principal amount of First Tranche Debentures that could be purchased was $50,000.

On March 31, 2014, subscriptions in the amount of $3,000,000 were received in Escrow and accepted by the Company. Thus, the First Closing occurred on that date. The Escrow Agent released $1,000,000 to the Company and the Company issued First Tranche Debentures in the aggregate principle amount of $1,000,000. The First Tranche Debentures bear interest at 4% per annum after 180 days and are be secured by a lien on the Company’s Mississippi property.

The First Tranche Debentures were originally convertible into 3,333,333 shares of Common Stock when and if:

1.              The Second Closing Obligations (as defined below) had been met on or before December 31, 2014; and

2.              The average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

The First Tranche Debentures would be converted into Common Stock without any required action on the part of the Debenture Holders and the lien securing the First Tranche Debentures would be released upon conversion.

The “Second Closing Obligations” were originally as follows:

1.              The Company has filed its Annual Reports on Form 10-K for the years ended December 31, 2011 and 2012, and any other Annual Report on Form 10-K that would have been required to have been filed as of the date of the Second Closing;

2.              The Company has filed its Quarterly Reports on Form 10-Q for the periods ended September 30, 2011, March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, and any other Quarterly Report on Form 10-Q that would have been required to have been filed as of the date of the Second Closing;

3.              The Company and its subsidiaries have filed their federal and state tax returns for the years ended 2011 and 2012;

4.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and Federal law, at which the stockholders of the Company approved an increase in the number of authorized shares of Common Stock of the Company from fifty million to one hundred million, or the Company has otherwise obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

5.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the investors of this Offering in accordance with the terms of the Private Placement Memorandum;

6.              The Company has obtained an updated property survey and preliminary engineering estimates for the construction of a casino/hotel on the Property;

7.              The Company has obtained a site location engineering study identifying viable locations(s) for the placement of the proposed casino/hotel on the Property; and

8.              The Company has obtained preliminary architectural estimates for the construction of the casino/hotel on the Property.

However, on June 18, 2014, the SEC issued an Order of Suspension of Trading with respect to the Company’s securities. The Order stated, among other things, that “[t]he Commission was of the opinion that the public interest and the protection of investors require[d] a suspension of trading” and the Commission ordered, pursuant to Section 12(k) of the Securities Exchange Act of 1934, that trading in the Company’s securities be suspended from June 18, 2014 through July 1, 2014. On June 18, 2014, the SEC also issued an Order Instituting Administrative Proceedings (“OIP”) and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that the Company was delinquent in its periodic filings with the SEC, having not filed any periodic reports since it filed its Form 10-Q for the period ended June 30, 2011 and, therefore, that the Company had failed to comply with Securities Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

On June 27, 2014, the Company filed an Answer to the OIP in which it admitted that it had not filed certain periodic reports since it filed its Form 10-Q for the period ended June 30, 2011. On July 29, 2014, the Company attended a prehearing conference at which it requested an in-person hearing. On August 11, 2014, the SEC issued an Initial Decision on Default and Order for Motion for Summary Disposition as to Diamondhead Casino Corporation. The SEC found that there were no issues of material fact that required an in-person hearing, granted the Division leave to file a motion for summary disposition, and set a briefing schedule for the parties to file their briefs.

The Board of Directors of the Company determined that defending the Company against the OIP would likely have resulted in extensive, time-consuming and expensive litigation. Moreover, the Company believed that litigation would not have resulted in a favorable outcome inasmuch as the Company had not, in fact, met its reporting requirements. Accordingly, the Board of Directors determined that litigation would have constituted a waste of the Company’s scarce resources and capital.

On August 29, 2014, the Company made an Offer of Settlement in which it admitted that it had failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports with the SEC since the quarterly period ended June 30, 2011. The Company consented to the entry of an Order, pursuant to Section 12(j) of the Exchange Act, revoking the registration of the Company’s securities registered pursuant to Section 12 of the Exchange Act. On September 4, 2014, the SEC entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Diamondhead Casino Corporation, pursuant to the Offer of Settlement. Thus, effective September 4, 2014, the registration of each class of the Company’s securities registered pursuant to Section 12 of the Exchange Act was revoked and the Company’s Common Stock no longer trades on any exchange or other public market.

To re-register its stock, the Company was required to file a Form 10 with two years of audited financial statements with the Securities and Exchange Commission. Thus, the Company was no longer required to file the Form 10-K’s and Form 10-Q’s it contemplated filing under the terms of the original Private Placement. Therefore, the Company decided to offer to amend the terms for conversion of the First Tranche Debentures and for issuance and conversion of the Second and Third Tranche Debentures. On December 31, 2014, Investors representing $950,000 of First Tranche Debentures, convertible into 3,166,666 common shares, agreed that the First Tranche Debentures would be converted when and if:

1.              The Company has filed a Registration Statement on Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the-counter market interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of this Debenture; and

5.              The average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

The remaining $50,000 investment from the First Tranche remains as a collateralized Debenture payable in six years without the conversion rights.

Tranche 2:   The Company originally offered $1,000,000 of Second Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 subject to certain conditions. The Second Tranche Debentures were convertible, at a Conversion Price of $.45 per share, into an aggregate of 2,222,222 shares of Common Stock, on certain terms and conditions. The minimum principal amount of Second Tranche Debentures that could be purchased was $50,000.

On December 31, 2014, Investors representing $850,000 of Second Tranche Debentures convertible into 1,888,889 common shares agreed to amend the Closing Obligations for issuance of the Second Tranche Debentures by eliminating the prior closing obligations and substituting a single closing requirement instead, namely, that “[t]he Company has filed an application for gaming site approval with the Mississippi Gaming Commission pursuant to Rule 1.4 of the Mississippi Gaming Regulations (2013 edition).”

The Company had filed this application in May 2014 and had obtained Gaming Site Approval on August 21, 2014.  Therefore, a second closing occurred on December 31, 2014, when the amended terms were agreed to, at which time the Escrow Agent released $850,000 to the Company. The remaining $150,000 of the original $1,000,000 of subscriptions escrowed for the Second Tranche Debentures was returned to three investors who did not agree to the amended terms for issuance and conversion of the Second Tranche Debentures.

On December 31, 2014, Investors representing $850,000 of Second Tranche Debentures convertible into 1,888,889 common shares also agreed to amend the conversion terms of the Second Tranche Debentures. The Debentures would be converted when and if:

1.              The Company has filed a Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the-counter market interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of this Debenture; and

5.              The average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

Tranche 3:   The Company originally offered $1,000,000 of Third Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 subject to certain conditions. The Third Tranche Debentures were originally convertible, at a Conversion Price of $0.55 per share, into an aggregate of 1,818,182 shares of Common Stock, or convertible, at a Conversion Price of $0.75 per share, into an aggregate of 1,333,333 shares of Common Stock, subject to certain terms and conditions. The Conversion Price will depend upon a combined appraised value of an independent third party appraisal firm of (1) the Company’s casino project (including the value of that land upon which it is expected to be located) and (2) the undeveloped remaining Property (collectively, the “Valuation”). If the Valuation is $175 million or more, then the Conversion Price for the Third Tranche Debentures would be $0.75 per share. If the Valuation is less than $175 million, then the Conversion Price for the Third Tranche Debentures would be $0.55 per share. The minimum principal amount of Third Tranche Debentures that could be purchased was $50,000.

On December 31, 2014, Investors representing $850,000 of Third Tranche Debentures convertible into 1,545,455 common shares at $.55 per share or 1,133,333 common shares at $.75 per share, depending on the “Valuation”, agreed to amend Third Closing Obligations to be completed by June 30, 2015, as follows:

1.              The Company has filed a Registration Statement on Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the- counter market, interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of the Debenture; and

5                 The required appraisals have been completed and the “Valuation” calculated to determine the Conversion Price of the Tranche 3 Debentures.

At the Third Closing, assuming it occurs, the gross proceeds from the sale of the Third Tranche Debentures in the principal amount of $850,000 will be released from Escrow to the Company. The Third Tranche Debentures will bear interest at 4% per annum after 180 days and will be secured by a lien on the Company’s Mississippi property.

As amended, the Third Tranche Debentures will be converted into shares of Common Stock when and if the average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the applicable Third Tranche Debenture Conversion Price, based upon the Valuation, for the thirty consecutive business days immediately prior to such conversion date. The Third Tranche Debentures will be converted into Common Stock without any required action on the part of the Debenture Holders and the lien securing the Third Tranche Debentures will be released upon conversion.

The gross proceeds received for the Third Tranche Debentures are being held in Escrow and will not be released unless and until the Third Closing Obligations have been met by June 30, 2015 and a certification to that effect has been forwarded to the Escrow Agent and each of the Investors (the “Third Closing”). If the Third Closing Obligations are not met, there will be no Third Closing and the remaining $850,000 in Escrow relating to the Third Tranche Debentures will be returned to the Investors without deduction or interest. There can be no assurance that the Company will satisfy the Third Closing Obligations. The Company believes that its failure to meet the Third Closing Obligations would have a material adverse impact on the Company.

Maximum Offering

In the event all of the terms and conditions for issuance of all of the Debentures have been met and in the event that all of the Debentures are eventually converted to Common Stock at the Conversion Prices in the Debentures (as amended), the Company will have issued a minimum of 6,188,888 shares of Common Stock upon conversion of all of the Debentures or a maximum of 6,601,010 shares of Common Stock upon conversion of all of the Debentures, depending on the Valuation required for the Third Tranche Debentures. Assuming a third closing, the gross proceeds to the Company from the sale of the Debentures will be $2,700,000 before deduction of commissions and expenses.

The following elements of the Debenture agreement remain unchanged and are as follows:

Escrow Agent

The proceeds from this offering were placed in an escrow account at Continental Stock Transfer & Trust Company, which is serving as the Escrow Agent.

Maturity Date and Interest Rate of Debentures

The maturity date of the Debentures shall be six years from the issue date of each of the Debentures. The Debentures may not be prepaid without the written consent of the Holder, which consent may be withheld for any reason or no reason whatsoever. The maturity date may be extended upon the written consent of the Holder, which consent may be withheld for any reason or no reason whatsoever.

Any interest due on the Debentures shall be computed based on a 365 day year and, at the option of the Company, be payable in cash or in Common Stock on March 1 of each year. If paid in Common Stock, the number of shares of Common Stock payable shall be computed by dividing the interest due by the average closing price of the Common Stock for the thirty consecutive business days immediately prior to the payment date.

Collateral for Debentures

The payment obligations under the Debentures will be secured by a lien on the Company’s Mississippi property (the “Investors Lien”). The Investors Lien will be pari passu with a lien that has been placed on the Property in favor of the President of the Company, the Vice President, and certain directors of the Company, for past due wages, compensation, and expenses owed to them in the maximum aggregate amount of $2,000,000 (the “Executives Lien”). The President of the Company will serve as Lien Agent for the Executives Lien.

Anti-Dilution Provision

The conversion rights on each Debenture carry an Anti-Dilution Provision. If the Company issues any shares of Common Stock or other securities after March 31, 2014 at a price per security that is less than the conversion price of a Debenture, then the Debenture shall have a new conversion price equal to the price per security that is less than the Conversion Price of the Debenture. The foregoing provision shall not apply to the following:

1.              The issuance of any of the other Debentures in the Offering or the issuance of shares of Common Stock upon conversion of any of the Debentures in the Offering;

2.              The issuance of any shares of Common Stock if such issuance relates to an agreement, arrangement or grant to issue shares of Common Stock entered into by the Company prior to the Issue Date of the First Tranche Debentures in the Offering, including but not limited to, for example, previously issued convertible promissory notes, previously issued warrants, previously issued options to purchase Common Stock, or common stock vested or to be issued pursuant to a pre-existing Employee Stock Ownership Plan.

The Anti-Dilution Provisions with respect to a Debenture terminate the earlier of (a) the date (if ever) the Company receives an “Approval to Proceed” from the Mississippi Gaming Commission to develop a casino/hotel on the Property, (b) the date on which the Debenture is converted in full, (c) the date on which the Debenture is paid in full, or (d) the Final Maturity Date of the Debenture (as defined in the Debenture).

Piggyback Registration Rights

The Investors received “piggyback” registration rights with respect to the common stock underlying the Debentures, on all registrations of equity securities of the Company under the Securities Act of 1933 for sale to the public.

Commissions and Expenses of the Offering

No commission or other remuneration was paid to any officer or director of the Company in connection with any sale of the Debentures. The Company agreed to pay Henley & Company, LLC (“Henley”), a commission of 6% of the gross proceeds to the Company from the sale of the Debentures, to reimburse Henley for related expenses up to a total of $75,000, and to issue warrants to purchase up to 75,000 shares of the Company’s Common Stock as described below.

The Company’s agreement with Henley provides that commissions due will be paid when, as, and if proceeds of the Offering are released to the Company. Following the First Closing, Henley received commissions of $60,000 and reimbursement for legal fees and expenses of $55,000. Henley was also issued a three year warrant to purchase 25,000 shares of common stock at $0.30 per share. The Company recorded deferred financing costs in the amount of $16,210 in the first quarter of 2014 based on the valuation of this warrant using the Black-Scholes option pricing model. In addition, following the Second Closing, Henley received commissions of $51,000 and reimbursement for legal fees and expenses of $10,000. Henley was issued an additional three year warrant to purchase 25,000 shares of common stock at $ 0.45 per share. The Company recorded additional deferred financing costs in the amount of $8,890 in the fourth quarter of 2014 based on the valuation of this warrant using the Black-Scholes option pricing model. Henley is also entitled to receive, upon the Third Closing, assuming it occurs, a commission of 6% of the proceeds received by the Company at such Closing, a three year warrant to purchase 25,000 shares of Common Stock at $0.55 or $0.75 per share (depending on the Valuation) and reimbursement of its related expenses up to a maximum of $10,000. For periods after September 3, 2014 (the last trading date of the Company’s stock before revocation of its registration), the Company obtained a valuation of its stock price from an independent valuation expert.

In determining the fair value of each warrant granted, the Black-Scholes option-pricing model, consistent with the provisions of Financial Accounting Standards Board Accounting Standard Codification (“ASC”) Topic 718, was used. The valuations were determined using the weighted-average assumptions of 0% dividend yield, expected volatility of 139.49% at March 31, 2014 and 130.39% at December 31, 2014, and risk-free interest rates of 0.9% at March 31, 2014 and 1.1% at December 31, 2014.

The Investors in the offering of the Debentures were “accredited investors” as defined in Rule 501 of Regulation D promulgated under Securities Act of 1933, as amended (the “Securities Act”). The offering was made in reliance on the exemption from registration afforded under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act.

As of March 31, 2015, the Company had $458,039 of operating cash on hand and current accounts payable and accrued expenses totaling $3,290,445. In addition, a Line of Credit in the amount of $1,000,000 obtained in October 2008 was payable in November 2012. Also, Convertible Notes issued via two Private Placements offered in 2010 totaling $962,500 in aggregate at December 31, 2014, had become payable beginning in March 2012 and extending at various dates through June 2013. As of the date of the filing of this report, none of the aforementioned debt obligations have been satisfied and the Company is in default of the repayment terms of the notes.

As of March 31, 2015, the Company had received $1,850,000 of proceeds from the closing of the First and Second Tranche Convertible Debentures and had expended approximately $1,392,000 of those proceeds for the payments of placement fees, costs associated with gaming site approval and working capital as summarized in the chart below.

		Jan —Mar
Description of Expenditures	2014	2015	Total

Private Placement related fees, commissions and expenses	$185,785	$—	$185,785
Payment to the President per the Private Placement applied to past due office rents	100,000	—	100,000
Accounting, audit and legal fees	75,000	128,070	203,070
Payroll paid to the Chairman and President and related taxes	319,409	142,652	462,061
Office rents paid to the President	40,806	18,136	58,942
Mississippi Property taxes and property related fees and expenses	58,258	64,291	122,549
State Franchise taxes, fines and penalties and registered agent fees	22,435	4,860	27,295
Mississippi property development consulting fees, engineering and survey costs and other fees and expenses	55,114	—	55,114
Feasibility Study	15,000	—	15,000
Appraisal Fee	12,500	—	12,500
Repayment of advance from a Director	10,000	—	10,000
Repayment of Advance from a Shareholder	25,000	—	25,000
Stock transfer and escrow fees	14,125	2,711	16,836
Director and Officer liability and other insurance premiums	13,339	9,536	22,875
Other operating expenses	60,100	14,901	75,001

Total	$1,006,871	$385,157	$1,392,028

In order to complete the requirements for a third closing and obtain the remaining $850,000 currently remaining in escrow, the Company is required to meet the Third Closing Obligations enumerated above. The Company does not have an estimate of the cost required to complete these items at this time.

Note 3. Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial statements have been included. Interim results are not necessarily indicative of results to be expected for the full year. The interim financial information should be read in conjunction with information included in the 2014 year-end financial statements attached to this filing as Exhibit 99.1.

Principles of Consolidation

The consolidated financial statements include the accounts of Diamondhead Casino Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short term highly liquid investments with a maturity of three months or less to be cash equivalents.

Concentrated Credit Risk

The Company maintains its cash and cash equivalents with one institution which exceeded federally insured limits throughout the year. At March 31, 2015, the Company had cash on deposit of approximately $208,000 in excess of the federal insured limit of $250,000.

Land Held for Development

Land held for development is carried at cost. Costs directly related to site development, such as licensing, permitting, engineering, and other costs, are capitalized.

Land development costs, which have been capitalized, consist of the following:

Land under development	$4,934,323
Licenses	77,000
Engineering and costs associated with permitting	464,774

$5,476,097

Fair Value Measurements

The Company follows the provisions of ASC Topic 820 “Fair Value Measurements” for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. The standard discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Input other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable input that reflects management’s own assumptions.

The table listed below provides a reconciliation of the beginning and ending net balances for the derivative liability measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2015 and for the year ended December 31, 2014:

	March 31,	December 31,
	2015	2014
Beginning balance	$3,754,233	$—

Total decrease in unrealized appreciation (depreciation) included in net assets	(1,353,280)	1,904,233

Purchases, other settlements and issuances, net	—	1,850,000

Ending balance	$2,400,953	$3,754,233

Sensitivity Analysis to Changes in Level 3 Assumptions

Significant inputs include the expected dates when required conditions are met under the conversion terms of the debentures, the underlying market cap due to borrowings and losses and discount for lack of marketability while in the delisted mode and reversed when the Company becomes publicly listed as projected by management. In addition, use of different range of bond discount rates and changes in historical volatility rates would also result in a higher or lower fair value.

Current assets and current liabilities are financial instruments and management believes that their carrying amounts are reasonable estimates of their fair values due to their short term nature.

The convertible debentures and derivative liability approximate fair value based on Level 3 inputs, as further discussed in Note 6.

Long-Lived Assets

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the assets to the estimated undiscounted future cash flows projected to be generated by the assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount the carrying value exceeds the fair value of such assets determined by appraisal, discounted cash flow projections, or other means. No impairment existed as of March 31, 2015.

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (ESOP) covering substantially all employees with one or more years of service, financed by employer loans. The Company also established a trust called the Europa Cruises Corporation Employee Stock Ownership Plan Trust Agreement, to serve as the funding vehicle for the ESOP. Deborah A. Vitale is the sole Trustee of the Trust. Compensation expense was measured at the current market price of shares committed for release and such shares constitute outstanding shares for earnings per share computations.

As the loans are repaid, shares are released from the ESOP and allocated to qualified employees based upon the proportion of payments made during the year to the remaining amount of payments due on the loans through maturity. Dividends, if any, are treated as follows:

(1) stock dividends on shares allocated to participant accounts shall be credited to the participant account when paid; and (2) cash dividends on shares allocated to participant accounts shall, at the discretion of the Administrator, be credited to the participants’ Other Investment Account or be used to reduce the indebtedness to the Company, in which case, shares bearing an equal value to the cash dividend would be allocated to participant accounts. The Company has not paid any dividends on its common stock.

In 2011, the Company elected to temporarily suspend contributions to the Plan, in accordance with the loan pledge agreement between the Company and the ESOP Trust. In each successive year, the Plan returned the 79,545 shares, which would have been allocated to employees annually, to treasury.

Net Earnings (Loss) per Common Share

Basic earnings/(loss) per share is computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding. Fully diluted earnings per share are calculated by using the weighted average number of common shares outstanding, plus other potentially dilutive securities. Common shares outstanding consist of issued shares, including allocated and committed shares held by the ESOP trust, less shares held in treasury. The dilutive securities below do not include 5,055,555 potentially Convertible Debentures since the requirements for possible conversion have not yet, and may never be, met.

The table below summarizes the components of potential dilutive securities at March 31, 2015 and 2014.

	March 31,	March 31,
Description	2015	2014

Convertible Preferred Stock	260,000	260,000
Options to Purchase Common Shares	3,440,000	3,440,000
Private Placement Warrants	2,436,500	3,011,500
Convertible Promissory Notes	1,925,000	1,925,000

Total	8,061,500	8,636,500

Segment Information

Operating segments are components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company currently operates solely in one segment, development of land, which relates to planned future operations.

Note 4. Accounts Payable and Accrued Expenses

The table below outlines the elements included in accounts payable and accrued expenses at March 31, 2015 and December 31, 2014:

	March 31,	December 31,
Description	2015	2014

Accrued payroll due officers	1,280,719	1,288,136
Accrued interest due officers	295,965	270,166
Accrued interest	813,333	756,405
Accrued dividends	381,000	355,600
Other accounts payable and accrued expenses	519,428	634,172

Total accounts payable and accrued expenses	3,290,445	3,304,479

Included in other accounts payable and accrued expenses are accrued director fees at March 31, 2015 and December 31, 2014 of $150,000 and $131,250, respectively, and rents payable to the President of the Company in the amounts of $60,568 and $62,062 at March 31, 2015 and December 31, 2014, respectively.

Note 5. Notes Payable

Line of Credit

On October 23, 2008, the Company entered into an agreement with an unrelated third party for an unsecured Line of Credit up to a maximum of $1,000,000. The Line of Credit provided for funds to be drawn as needed and carries an interest rate on amounts borrowed of 9% per annum originally payable quarterly based on the pro rata number of days outstanding. All funds originally advanced under the facility were due and payable by November 1, 2012. As an inducement to provide the facility, the lender was awarded an immediate option to purchase 50,000 shares of common stock of the Company at $1.75 per share. In addition, the lender received an option to purchase a maximum of 250,000 additional shares of common stock of the Company at $1.75 per share. The options expire following repayment in full by the Company of the amount borrowed.

As of December 31, 2009, the Company had borrowed all of the $1,000,000 available to it under the Line of Credit. In addition, the Company and the lender had verbally agreed that payment of all interest accrued subsequent to June 30, 2009 would be deferred until the date payment in full is due. The lender is now deceased and it is unclear if his estate will honor that verbal agreement. If it is not honored, the Company could be considered to be in default for non-payment of interest due on the note which totaled $515,860 at March 31, 2015. Interest on this debt incurred prior to June 30, 2009 has been paid in full. The Company was unable to satisfy the principal obligation of $1,000,000 by the due date of November

1, 2012 or any interest which accrued on the obligation after June 30, 2009 and is in default under the repayment terms of the note.

Convertible Notes and Warrants

Pursuant to a Private Placement Memorandum dated March 1, 2010, the Company offered Units consisting of a two year unsecured, convertible promissory note in the principal amount of $25,000 with interest at 12% per annum, together with a five year Warrant to purchase 50,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The Promissory Note is convertible into 50,000 shares of common stock of the Company immediately upon issuance at the option of the investor. Interest on the notes is payable either in cash or common stock at the option of the Company. The Company ultimately accepted subscriptions totaling $450,000 from unrelated subscribers and an additional $25,000 for one Unit purchased by a Director of the Company. The offering of these Units expired on June 29, 2010 pursuant to the terms of the Private Placement Memorandum.

Pursuant to an additional Private Placement Memorandum dated October 25, 2010, the Company offered Units consisting of a two year unsecured, convertible promissory note in the principal amount of $25,000 together with a five year Warrant to purchase 50,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The Promissory Notes bear interest at 9% per annum and are convertible into 50,000 shares of common stock of the Company. Interest on the notes is payable in either cash or common stock at the option of the Company. The Company accepted subscriptions totaling $212,500 from unrelated accredited investors in 2010 and accepted an additional $300,000 of subscriptions from unrelated accredited investors in 2011. The Company paid a finders commission of $25,000 to an unrelated third party during the nine months ended September 30, 2011 before the offering terminated June 29, 2011. On July 2, 2011, the Company redeemed a note in the principal amount of $25,000 by issuing 50,000 shares of common stock.

The Convertible Notes issued via the Private Placements discussed above total $962,500 in aggregate and became due and payable beginning in March 2012 and extending at various dates through June 2013. As of the date of the filing of this report, all of the aforementioned debt obligations remain unpaid and in default under the repayment terms of the notes.

The table below summarizes the Company’s notes payable at March 31, 2015 and December 31, 2014:

Gross Amount
Loan Facility	Owed

Line of Credit	$1,000,000

Private Placements:
March 1, 2010	475,000
October 25, 2010	487,500

Total Private Placements	962,500

Total Note Payable	$1,962,500

Note 6. Convertible Debentures and Derivative Liability

Pursuant to a Private Placement Agreement dated February 14, 2014, the terms of which are more fully described in Note 2 to these condensed consolidated financial statements, the Company had various Convertible Debentures with maturity dates of six years from issuance and a coupon rate of 4% per annum issued and outstanding at March 31, 2015 and 2014. The Debentures are convertible from the date of issuance, subject to certain Company milestones being met, into fully paid non-assessable common shares of the Company. The notes have an anti-dilution provision providing for a full ratchet reset of the conversion price.

For purposes of determining the proper accounting treatment and valuation of the instruments, the Company applied the provisions set forth in ASC Topic 820, Fair Value in Financial Instruments and ASC Topic 815, Accounting for Derivative Instruments and Hedging Activities. Since the Notes issued have derivative features, the embedded derivatives should be bundled and valued as a single, compound embedded derivative, bifurcated from the debt host and treated as a liability. In addition, the valuation is required to be conducted for each reporting period the instrument was in existence.

As previously noted, the Company’s stock registration was revoked effective September 4, 2014. Therefore the Company engaged an independent valuation expert to determine the fair value of its shares of common stock at September 30, 2014, December 31, 2014 and March 31, 2015. For periods after September 3, 2014, the fair value was estimated by adjusting the most recent market price by changes in the underlying market cap due to borrowings and continuing losses and applying a discount for a lack of marketability while in the delisted mode and reversed when the Company becomes publicly listed as projected by management. Monte Carlo models were developed to value the derivative liability within the Notes using historical volatility rate of 172%, discount bond rates based on the expected remaining term of each instrument ranging from 5.78% - 9.85% and expected conversion requirements being met by June 30, 2015.

The estimated fair value for the derivative liability relating to each Debenture at March 31, 2015 and December 31, 2014 is as follows:

	March 31, 2015	December 31, 2014

Tranche 1	$1,335,713	$2,014,733
Tranche 2	1,065,240	1,739,500

Derivative Liability	$2,400,953	$3,754,233

At the initial valuation date of each Tranche, a portion of the derivative liability was allocated to the Convertible Debentures as debt discount, with the remainder being recorded as other income/expense. At March 31, 2014, the initial valuation of Tranche 1 Debentures, $1,000,000 was allocated to debt discount and at December 31, 2014, the initial valuation of Tranche 2 Debentures, $850,000 was allocated to debt discount. The debt discount is subsequently amortized to expense using an effective interest methodology. Amortization of debt discount amounted to $17,642 for the Tranche 1 and Tranche 2 Convertible Debentures and $218 for the non-convertible Debenture for the three months ended March 31, 2015. The Company recorded a decrease in the fair value of the derivative liability of $1,353,280 for the three months ended March 31, 2015.

In the event the Company fails to meet the conditions for conversion of the Debentures, the First Tranche Convertible Debentures which total $950,000 would be due on March 31, 2020 and the Second Tranche Debentures which total $850,000 would be due December 31, 2020. The sole remaining non-convertible Debenture in the amount of $50,000 is due March 31, 2020.

Note 7. Related Party Transactions

The President of the Company, a current Director of the Company, is owed deferred salary in the amount of $1,084,579 and the Vice President, a current Director of the Company, is owed deferred salary in the amount of $121,140 as of March 31, 2015. On October 12, 2012 the Board of Directors approved a motion to pay these individuals interest on their deferred compensation retroactive to the outstanding amounts due beginning in 2010 through the date of actual payment. Interest accrues at 9% beginning with the date each periodic payroll amount was originally scheduled to be paid. Accrued interest on this arrangement for the three months ended March 31, 2015 and 2014 amounted to $25,800 and $24,148, respectively.

Effective September 1, 2011, the Company entered into a month-to-month lease with the President and then-Chairman of the Board of Directors of the Company, for office space in a furnished and fully equipped townhouse office building owned by the President in Alexandria, Virginia. The lease calls for monthly base rent in the amount of $4,534 and payment of associated costs of insurance, real estate taxes, expenses and utilities. Rent expense associated with this lease amounted to $17,586 and $19,029 for the three months ended March 31, 2015 and 2014, respectively. The President received direct cash payments totaling $18,136 for rents in the first three months of 2015 and no direct cash payments for the first three months of 2014.

Effective January 1, 2013, the directors of the Company will be compensated at a rate of $15,000 per annum. Each Director will be eligible for an annual payment in the amount of $15,000 as long as they remain a Director through December 31 of the applicable year, absent death or incapacitation. The annual payment to new directors will be prorated based upon months served in their initial year as a Director.

The Company has been unable to pay directors’ fees to date. As of March 31, 2015 and 2014 a total of $150,000 and $75,000, respectively, was due and owing to the Company’s directors. Directors have previously been compensated and may, in the future, be compensated for their services with Common Stock or options to purchase Common Stock of the Company. Directors are reimbursed for expenses incurred in attending meetings. Directors may be paid a consulting fee for services performed outside the scope of their directorship.

On January 10, 2014, a Director of the Company advanced $10,000 to the Company for capital needed by the Company prior to the first closing of the Private Placement dated February 14, 2014. On April 2, 2014, the Company repaid the Director in full for the advance.

On March 31, 2014, in conjunction with the Company’s offer of $3,000,000 in Collateralized Convertible Debentures, the Company accepted a subscription in the amount of $150,000 from a Director and Chairman of the Board of Directors of the Company effective March 31, 2014. On the same date, the Company accepted a subscription in the amount of $150,000 from another Director and Vice President of the Company. On December 31, 2014, that Director rejected the amended terms offered by the Company for the Second and Third Tranches of the Collateralized Convertible Debentures and was refunded $100,000 from funds held in Escrow under that agreement.

Company Directors

Effective March 31, 2014, the President, Chief Executive Officer, Treasurer, Chief Financial Officer, Interim Secretary and Chairman of the Board of Directors of the Company, resigned as Chairman of the Board of Directors.

Effective March 31, 2014, the Company appointed a new Director of the Company who was then appointed Chairman of the Board of Directors of the Company and President and Chief Executive Officer of Casino World, Inc., a subsidiary of the Company.

Note 8. Commitments and Contingencies

Leases

Effective September 1, 2011, the Company entered into a month-to-month lease with Deborah A. Vitale, President and CEO of the Company for office space in a building owned by Ms. Vitale in Alexandria, Virginia. The lease calls for monthly base rent in the amount of $4,534 and payment of associated costs of insurance real estate taxes, expenses and utilities. On April 20, 2015, Ms. Vitale notified the Company that she is terminating the lease with the Company effective June 1, 2015.

Rental expenses for this facility totaled $17,586 and $18,587 for the three months ended March 31, 2015 and 2014, respectively.

The Company is not liable for future minimum lease payments.

Management Agreement

On June 19, 1993, two subsidiaries of Diamondhead Casino Corporation, Casino World Inc. and Mississippi Gaming Corporation, entered into a Management Agreement with Casinos Austria Maritime Corporation (CAMC). Subject to certain conditions, under the Management Agreement, CAMC would operate, on an exclusive basis, all of the Company’s proposed dockside gaming casinos in the State of Mississippi, including any operation fifty percent (50%) or more of which is owned by the Company or its affiliates. Unless terminated earlier pursuant to the provisions of the Agreement, the Agreement terminates five years from the first day of actual Mississippi gaming operations and provides for the payment of an annual operational term management fee of 1.2% of all gross gaming revenues between zero and $100,000,000; plus 0.75% of gross gaming revenue between $100,000,000 and $140,000,000; plus 0.5% of gross gaming revenue above $140,000,000; plus two percent of the net gaming revenue between zero and $25,000,000; plus three percent of the net gaming revenue above twenty-five million dollars $25,000,000. Management of the Company believes this Agreement is no longer in effect. However, there can be no assurance that CAMC will not attempt to maintain otherwise which would lead to litigation.

Related Parties

The Company has an agreement with a Director pursuant to which he will be paid a bonus in the event of any recovery received from litigation against BP relating to the oil spill. This Director will receive ten percent of any amounts received by the Company, after deduction of attorney fees and expenses relating to the litigation.

Other

The Company’s obligations under the Collateralized Convertible Senior Debentures will be secured by a lien on the Company’s Mississippi property (the “Investors Lien”). On March 31, 2014, the Company issued $1 million of First Tranche Collateralized Convertible Senior Debentures and on December 31, 2014 the Company issued $850,000 of Second Tranche Collateralized Convertible Senior Debentures. Thus, liens were placed on the Property in favor of the Investors for $1,850,000. The Investors Lien is in pari passu with a lien placed on the Property in favor of the President of the Company, the Vice President of the Company, and certain directors of the Company, for past due wages, compensation, and expenses owed to them in the maximum aggregate amount of $2,000,000 (the “Executives Lien”). Ms. Vitale will serve as Lien Agent for the Executives Lien.

The Company is currently delinquent in filing those documents and forms required to be filed in connection with its Employee Stock Ownership Plan (“ESOP”) for the years ended December 31, 2010, 2011, 2012 and 2013. The Company did not have the funds to pay professionals to prepare and file these documents and forms when due. Although these required filings normally do not result in any tax due to an agency of the government, the Company could be subject to significant penalties for failure to file these forms when due. Penalties are assessed by both the Department of Labor and the Internal Revenue Service on a per diem basis from the original due dates for the required informational filings until the filings are actually made. The Company has accrued $23,768 and $14,130 in penalties for the three months ended March 31, 2015 and 2014, respectively, based on the current delinquent filings. In addition, the Company expects that cumulative penalties for all delinquent ESOP filings could total $166,370 through March 31, 2015. The Company intends to bring its ESOP-required filings current and when current, will attempt to enroll in a voluntary compliance program with the Department of Labor and the Internal Revenue Service with respect to any penalties or fines incurred. However, there can be no assurance the Company will be able to enroll in any such program or obtain a reduction of the fines and penalties that may be due.

Note. 9 Pending and Threatened Litigation

College Health & Investment, L.P. v. Diamondhead Casino Corporation

On January 15, 2015, the plaintiff, a beneficial owner of in excess of 5% of the common stock of the Company, filed suit for breach of a Promissory Note issued March 25, 2010, in the principle amount of $150,000, with interest payable at 12% per annum, with a maturity date of March 25, 2012. Plaintiff seeks payment of principle of $150,000, interest due through December 31, 2014 in the amount of $45,000, and interest due of 12% per annum from December 31, 2014 until entry of judgment. On January 22, 2015, the defendant forwarded a Notice of Conversion to plaintiff, exercising the Borrower’s right to convert the principal and any interest due on the Note into common stock. On February 11, 2015, the Company moved to dismiss the complaint as moot. The plaintiff filed an opposition to the motion to dismiss alleging that the Note was convertible only prior to its maturity date. The matter is pending.

College Health & Investment, L.P. v. Diamondhead Casino Corporation

On February 13, 2015, the plaintiff, a beneficial owner in excess of 5% of the common stock of the Company, filed a Verified Complaint Pursuant to 8 Del.C.§211(c), with a Verification signed by the plaintiff’s General Partner, Samuel I. Burstyn, seeking an order compelling the Company to hold an annual meeting. The Company agreed to entry of an Order setting a new date for an annual meeting of June 8, 2015, a Record Date of April 24, 2015, and to clarify that there is no advance notice requirement for the submission of stockholder proposals at the Company’s annual stockholders’ meetings. The plaintiff sought costs and expenses, including reasonable attorneys’ fees.

College Health & Investment, L.P. v. Edson R. Arneault, Deborah A. Vitale, Gregory A. Harrison, Martin Blount and Benjamin Harrell

On March 14, 2015, the plaintiff, a beneficial owner in excess of 5% of the common stock of the Company, filed a Verified Complaint, with a Verification signed by the plaintiff’s General Partner, Samuel I. Burstyn. In Count I, the plaintiff alleges that the defendants breached their fiduciary duty of disclosure. In Count II, the plaintiff alleges that defendants breached their fiduciary duties of loyalty and care. The defendants believe that plaintiff’s claims are without merit and intend to vigorously defend this lawsuit. The plaintiff sought injunctive relief, but no monetary damages other than attorney’s fees.